ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

06012668

SUPPL

MACQUARIE
BANK

12 April 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp

Dennis Leong
Company Secretary

dlw 4/19

Macquarie Goodman

Level 10
60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001
Tel: (61 2) 9230 7400
Fax: (61 2) 9230 7444
www.macquariegoodman.com

MACQUARIE BANK

No. 1 Martin Place
SYDNEY NSW 2000
PO Box 4294
SYDNEY NSW 1164
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780
www.macquarie.com.au

Macquarie Goodman Asia establishes A$850 million Hong Kong Wholesale Fund

Date: 7 April 2006
Release: Immediate

Macquarie Goodman Asia is pleased to announce the establishment of the Macquarie Goodman Hong Kong Wholesale Fund ("MGHKF" or the "Fund"). MGHKF will initially invest in a portfolio of Hong Kong properties valued at A$850 million (HK$4.8 billion).

Following the successful launch of Macquarie Goodman's Australian Wholesale fund, Macquarie Goodman Asia identified the opportunity to create a wholesale fund investing in prime Hong Kong industrial property. MGHKF will be Macquarie Goodman Asia's primary investment partner in Hong Kong and Macquarie Goodman Asia is committed to further growing the Fund via future acquisition opportunities.

Commenting on the launch of the new Fund, Greg Goodman, Chief Executive Officer of Macquarie Goodman Group and Chairman of MGHKF said, "We are very excited about the launch of our first wholesale fund in Asia and are pleased with the strong response from investors. We are continuing to see repeat investment in our managed funds from global institutions with many MGHKF investors investing in multiple Macquarie Goodman funds."

James Hodgkinson, joint head of Macquarie's Property Investment Management division, added, "With Asia's direct property investment market still in its infancy and strong levels of local and international investor demand for Asian real estate, we look forward to growing the Fund over time."

Macquarie Goodman Hong Kong Wholesale Fund

MGHKF's initial portfolio consists of seven warehouse/distribution and logistics properties located in key Hong Kong sub markets. The portfolio has been acquired from Macquarie Bank Limited ("Macquarie Bank") and Macquarie Goodman Group ("Macquarie Goodman") and is priced at independent valuation (the initial portfolio is detailed in the annexure attached). The Fund is forecast to produce an initial distribution yield of 6.4% for the 12 months to 31 March 2007.

In line with the strategy of creating partnerships with managed funds, MGHKF will have a first right of refusal over future Macquarie Goodman Asia sourced acquisitions and completed developments within Hong Kong.

Total commitments to invest in MGHKF from institutional investors exceeded A$590 million (HK$3.3 billion), with an initial cornerstone tranche of A$375 million (HK$2.1 billion). Initially Macquarie Goodman and Macquarie Bank will hold 38.9% and 13.1% respectively of the Fund. A further sell-down by Macquarie Goodman of its stake to institutions is expected to occur over the coming weeks, reducing its holding to ~13.5%. Macquarie Goodman has agreed to maintain a long-term cornerstone investment of not less than

20% (inclusive of any interest held by Macquarie Bank), which is consistent with Macquarie Goodman's long term approach to partnering with investors across its managed fund platform.

MGHKF has been established as an open ended wholesale fund with 75% of the equity commitment payable on initial application and the remaining equity to be drawn down over the coming two years to fund further acquisitions. These commitments provide capacity to make acquisitions to expand the MGHKF portfolio to in excess of A$1.0 billion.

Macquarie Goodman Asia has appointed Damien Smith as Fund Manager of MGHKF. Damien has worked with Macquarie Goodman's senior management team over the past 12 months and has a broad range of listed and unlisted property investment and fund management experience. Prior to joining Macquarie Goodman, Damien worked for Lend Lease Real Estate Investments as the Fund Manager of Lend Lease's unlisted UK Property funds.

Macquarie Goodman Asia

Macquarie Goodman Asia is a joint venture between Macquarie Goodman and Macquarie Bank. Headquartered in Hong Kong with over 50 property executives and support staff and 120 building services staff, Macquarie Goodman Asia draws on the skills and expertise of its joint venture partners. The launch of this Fund is consistent with both Macquarie Goodman's and Macquarie Bank's strategy of identifying markets to create specialist property funds to satisfy the increasing demand for real estate investments.

In its role as manager of the Fund, Macquarie Goodman Asia will earn base fees and if certain performance hurdles are met, performance fees to be calculated broadly in line with Macquarie Goodman's Australian Wholesale Fund fee structure.

The establishment of a management team in Hong Kong provides Macquarie Goodman Asia with an important capability to concentrate on growing the business across Asia including the rapidly developing Chinese market. Macquarie Goodman has already commenced its first investment into China with a development for Exel, one of the group's largest customers. Following the success of the MGHKF, Macquarie Goodman Asia will be exploring the creation of a wholesale fund focussed on investing in industrial property in China.

Impact on Macquarie Goodman

Macquarie Goodman will receive net cash proceeds of approximately A$35.8 million initially with an additional A$149.0 million expected to be received in relation to the further sell down to a 13.5% holding. These amounts will initially be used by Macquarie Goodman to retire existing debt facilities.

Impact on Macquarie Bank Limited

The net impact of the transaction on MBL Tier 1 capital ratio and P&L is not material.

Macquarie Bank Limited acted as financial adviser and sole lead manager in relation to the establishment of MGHKF.

For further information, please contact:

Greg Goodman
Chief Executive Officer
Macquarie Goodman Group
Tel +612 9230 7400

Erica Sibree
Investor Relations
Macquarie Bank Limited
Tel +612 8232 5008

ANNEXURE

MGHKF INITIAL PORTFOLIO

Property	Asset type	GLA (sqm)	Book Value A$m
Dynamic Cargo Centre, Tsuen Wan	Warehouse/Distribution	69,765	125
Ever Gain Plaza, Kwai Chung	Industrial Office	50,007	217
Fountain Set Buildings, Tuen Mun	Warehouse/Distribution	93,220	86
Global Gateway, Tsuen Wan	Warehouse/Distribution	112,526	276
Lun Wah International Godown, Tsuen Wan	Warehouse/Distribution	21,888	34
Tsuen Wan International Centre, Tsuen Wan	Warehouse/Distribution	36,624	68
Wilson Logistics Centre, Kwai Chung	Warehouse/Distribution	26,163	44
Total		**410,192**	**850**

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

11 April 2006

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 6th April 2006, was 0.026%.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 April 2006

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 28 February 2006, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 31 March 2006 the number of issued fully paid ordinary $1.00 shares was 232,440,369.

During the period 1 March 2006 to 31 March 2006 (inclusive), the following new options have been issued:

- 61,000 options exercisable at $60.35 each and expiring on 8 March 2011 (MBL0328);
- 31,000 options exercisable at $61.91 each and expiring on 22 March 2011 (MBL0329).

During the period 1 March 2006 to 31 March 2006 (inclusive), the following options have lapsed unexercised:

- 4,168 options exercisable at $33.20 each and expiring on 12 July 2007 (MBL0113);
- 14,631 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 3,100 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 264 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 2,200 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);

- 5,000 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 20,420 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 4,000 options exercisable at $70.60 each and expiring on 22 November 2010 (MBL0320).

Also, in the notification to ASX on 8 March 2006 of the positions as at 28 February 2006 it was stated that the following options were issued:

- 108,000 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325); and
- 47,000 options exercisable at $61.33 each and expiring on 22 February 2011 (MBL0327).

In fact, the following options were issued:

- 119,000 options exercisable at $63.09 each and expiring on 8 February 2010 (MBL0325); and
- 36,000 options exercisable at $61.33 each and expiring on 22 February 2011 (MBL0327).

The number of options on issue at 31 March 2006 was 31,235,034 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0020	3,000	$27.53	06/06/2006
MBL0023	418	$28.19	24/07/2006
MBL0029	920,521	$34.71	02/08/2006
MBL0033	5,000	$29.50	09/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	244,504	$34.71	31/08/2006
MBL0041	3,000	$34.82	03/09/2006
MBL0042	3,800	$27.60	04/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	2,000	$33.01	27/09/2006
MBL0052	11,668	$34.71	28/09/2006
MBL0053	1,668	$35.93	01/10/2006
MBL0056	1,668	$29.72	08/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007
MBL0094	4,168	$34.82	03/04/2007
MBL0095	4,168	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	1,668	$35.59	08/04/2007
MBL0098	1,668	$37.35	09/04/2007

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	15,002	$33.54	04/07/2007
MBL0108	1,668	$33.45	05/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0115	1,668	$33.19	19/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	2,775,941	$30.51	01/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	384,281	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	10,001	$30.51	06/09/2007
MBL0131	100,582	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	7,035	$30.51	20/11/2007
MBL0142	194,889	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	3,334	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	3,334	$23.82	05/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0162	2,000	$22.22	06/03/2008
MBL0163	3,334	$25.23	07/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0169	8,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	3,334	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	3,334	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	4,168	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	02/09/2008
MBL0202	4,830,332	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	586,443	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	33,411	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008
MBL0215	8,334	$28.64	13/10/2008

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0216	21,667	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	3,334	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	10,000	$33.45	09/02/2009
MBL0254	20,834	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	33,334	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	52,500	$36.71	08/04/2009
MBL0261	27,500	$35.54	22/04/2009

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	08/07/2009
MBL0267	1,724,300	$33.11	22/07/2009
MBL0268	3,086,846	$32.75	09/08/2009
MBL0269	2,377,334	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	733,086	$34.60	08/09/2009
MBL0272	213,000	$35.28	22/09/2009
MBL0273	199,750	$36.99	08/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	78,350	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	25,000	$33.11	08/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	68,400	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	20,000	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	08/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	40,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0303	100,500	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,998,358	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	120,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	20,820	$63.34	10/10/2010
MBL0317	78,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	73,000	$66.92	08/11/2010
MBL0320	65,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	29,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	76,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	5,000	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	31,000	$61.91	22/03/2011
	31,235,034		